Exhibit 99.11

NI 43-101 Technical Report

Feasibility Study of the Rainy River Project

CERTIFICATE OF QUALIFIED PERSON

This certificate applies to the technical report prepared for New Gold Inc. (“New Gold”) entitled: “Feasibility Study of the Rainy River Project, Ontario, Canada” signed on February 14, 2014 (the “Technical Report”) and effective January 16, 2014.

I, Sheila Ellen Daniel, M.Sc., P.Geo. do hereby certify that:

1)	I am Head Environmental Management, Senior Associate Geoscientist, in the consulting firm:

AMEC Environment & Infrastructure, a Division of AMEC Americas Limited

160 Traders Blvd. East, Suite 110

Mississauga, ON

Canada L4Z 3K7;

2)	I graduated from McMaster University in 1990 with a M.Sc. and University of Western Ontario with a B.Sc. (Honours); I have practiced my profession for twenty-two years since my graduation from university;

3)	I am Professional Geoscientist in the Province of Ontario (Reg. # 0151);

4)	I visited the Rainy River Project site on May 19, 2011;

5)	I have read the definition of “qualified person” set out in the National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be an independent qualified person for the purposes of NI 43-101;

6)	I am independent of the issuer as independence is described in Section 1.5 of NI 43-101;

7)	I am responsible for Section 20 and 18.10 and contributed to Sections 1, 25 and 26 of the Technical Report;

8)	I have had prior involvement with the subject property having co-authored a previous technical report entitled “Preliminary Economic Assessment of the Rainy River Gold Property” prepared by BBA in December 2011; the “Preliminary Economic Assessment Update of the Rainy River Gold Property” prepared by BBA in October 2012 and the “Feasibility Study of the Rainy River Gold Project” prepared by BBA in May 2013 and re- addressed to New Gold in July 2013;

9)	I have read NI 43-101 and confirm that the sections of the Technical Report under my responsibility have been prepared in compliance therewith; and

10)	That, as of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report under my responsibility contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Mississauga, Ontario	Sheila E. Daniel[“signed and sealed”]
February 14, 2014	Sheila E. Daniel, M.Sc., P. Geo.
Head Environmental Management
Senior Associate Geoscientist

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